United States securities and exchange commission logo





                               March 9, 2022

       Thomas Moran
       Vice President/Corporate Secretary/Legal Counsel
       Southwest Gas Holdings, Inc.
       8360 S. Durango Dr.
       Post Office Box 98510
       Las Vegas, Nevada 89193-8510

                                                        Re: Southwest Gas
Holdings, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A filed February 28, 2022
                                                            File No. 1-37976

       Dear Mr. Moran:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed February 28, 2022

       2021 Financial Performance Highlights, page 35

   1.                                                   Disclosure on this page
notes as one financial performance highlight    [b]asic earnings per
                                                        share in 2021 of $3.39,
adjusted for acquisition costs, partial period operating results, and stockholder activism
response costs. Adjustments were made so that operating results may be compared on a
year to year basis and to remove costs determined by the
                                                        Committee to be out of
the control of Company officers.    In addition, we note that the
                                                        Company refers to
adjusted net income    in various locations throughout the proxy
                                                        statement. For example,
footnote 1 on page 42 indicates that adjusted consolidated net income excludes
one-time transaction costs and partial period operating results related to the recently completed
acquisitions of MountainWest and Riggs Distler, and stockholder activism response costs
   and notes that the    [e]xclusion of these costs allows operating
                                                        results to be computed
on a comparative basis from year to year and is appropriate
                                                        because these costs
were determined by the Committee to be out of the control of
 Thomas Moran
Southwest Gas Holdings, Inc.
March 9, 2022
Page 2
       Company executives.

       We also note that the current solicitation in opposition to the Company s slate of nominees by the Icahn Group argues that an immediate change in the leadership of the
       Company is needed due to, among other reasons, the underperformance of shares of the
       Company   s common stock in comparison to the Company   s regulated gas
utility peers. In
       contrast, in the Company   s proxy statement, the Board    strongly
urge[s]    stockholders not
       to sign or return any gold proxy card sent to them by the Icahn Group, and notes that it
          believe[s] that [its] nominees    skills and experience, including
their combined knowledge
       of financial, legal and regulatory matters, enhance the Board   s
ability to make decisions
       that create stockholder value.

       So that stockholders may fully understand key metrics in order to properly assess the performance of the Board and make a fully informed voting decision with respect to the
       Company   s nominees, please supplement the disclosure described above to provide
       information about the specific adjustments, the amount for each adjustment and a comparison of such amount to prior periods.
General

2. Please refer to the first comment contained in our letter to the Company dated March 9,
       2022 regarding the Company   s disclosure in amendments to Schedule
14D-9 and in past
       soliciting materials filed pursuant to Exchange Act Rule 14a-12 that refers to the tender
       offer by IEP Utility Holdings LLC as    highly illusory    and
containing    a long list of
       ambiguous conditions, nearly all of which we note are within Mr. Icahn s discretion.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,
FirstName LastNameThomas Moran
                                                            Division of
Corporation Finance
Comapany NameSouthwest Gas Holdings, Inc.
                                                            Office of Mergers &
Acquisitions
March 9, 2022 Page 2
cc:       Brandon C. Parris
FirstName LastName